UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

2024 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Interim CFO

As previously disclosed by Procaps Group, S.A. (the “Company”), effective December 19, 2024, the Company appointed an Interim Chief Financial Officer to focus on the restatement process and financial reporting, including the preparation and signing of the company’s 2023 and 2024 financial statements and Annual Reports on Form 20-F. On December 27, 2024, the Board of Directors (the “Board”) of the Company formally appointed Daniel Bernal as the Interim Chief Financial Officer (“Interim CFO”). Mr. Bernal was appointed as Interim CFO in connection with the Company’s engagement of Moore Colombia to assist the Company with respect to the finalization of its financial statements.

Mr. Daniel Bernal is a Managing Partner of Moore Colombia, a consulting firm that provides specialized consulting services across a wide range of professional services, a position he has held since 2022. In his role as Managing Partner, Mr. Bernal is responsible for the design and control of Moore Colombia’s operation of each of the professional service areas provided. Mr. Bernal has over 29 years of experience working in a host of multinational and national professional services firms. Prior to his position as Managing Partner at Moore Colombia, from 2020 to 2022, Mr. Bernal was a Managing Partner at Audit Business Enterprise, a firm that provides auditing and business process outsourcing services, and from 1998 to 2020, an Audit Partner at Deloitte & Touche, a professional services firm. Mr. Bernal holds a degree in Public Accounting from Santo Tomas de Aquino University and is a certified public accountant in Colombia. Additionally, Mr. Bernal holds certificates in IFRS standards, international auditing standards, and PCAOB accounting standards.

Other than as discussed above, there are no arrangements or understandings between Mr. Bernal and any other person pursuant to which Mr. Bernal was appointed as Interim CFO of the Company. In addition, since the beginning of the Company’s last fiscal year, there are no family relationships between Mr. Bernal and any director or executive officer of the Company, and Mr. Bernal does not have any other direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 7B of Form 20-F.

Issuance of Additional Convertible Note

As previously disclosed by the Company, on November 29, 2024, the Company entered into a Secured Convertible Note Subscription Agreement (the “NSA”) with Hoche Partners Pharma Holdings S.A., an entity controlled by Alejandro Weinstein, the Company’s Chairman of the Board (“Hoche”), pursuant to which the Company may issue up to $40 million in Secured Convertible Notes (the “Convertible Notes”) to Hoche pursuant to the terms and conditions therein, of which an aggregate of $20 million in Convertible Notes were issued on November 29, 2024.

As previously disclosed, pursuant to the NSA and subject to certain limited exceptions, Hoche had the obligation to subscribe for and purchase an additional Convertible Note in principal amount of $20 million on or prior to December 29, 2024 (the “Second Note”). On December 27, 2024, the Company issued the Second Note to Hoche and received an additional $20 million in gross proceeds.

The Convertible Notes bear interest at an annual rate of 8.50%, payable in-kind, quarterly in arrears, and mature on June 30, 2025. All accrued and unpaid interest due at the end of each such quarterly period shall be paid in kind by capitalizing such interest and adding it to (and thereby increasing) the then-outstanding principal amount of the Convertible Notes. Other key terms of the Convertible Notes were previously disclosed by the Company on a Form 6-K filed by the Company with the Securities and Exchange Commission on December 3, 2024.

The sale and issuance of the Convertible Notes pursuant to the NSA have not been, and any future sale and/or issuance of ordinary shares of the Company will not be, registered under the Securities Act or any state securities laws. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: December 31, 2024